Exhibit 99.4

PERSONAL AND CONFIDENTIAL

April 8, 2021

Lizhi Inc.

Yangcheng Creative Industry Zone

No. 309 Middle Huangpu Avenue

Tianhe District, Guangzhou 510655

People’s Republic of China

Attn: Jinnan (Marco) Lai, Chief Executive Officer

Dear Mr. Lai:

This letter (the “Agreement”) constitutes the agreement by and between Kingswood Capital Markets, division of Benchmark Investments, Inc. (“Kingswood”, or the “Placement Agent”) and Lizhi Inc., a Cayman Islands company (the “Company”), pursuant to which the Placement Agent shall serve as the exclusive placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement (the “Placement”) of registered securities (the “Securities”) of the Company, including American Depositary Shares, or ADSs (the “ADSs”), each representing twenty (20) Class A ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), and registered warrants to purchase Ordinary Shares (the “Warrants”). The terms of the Placement and the Securities shall be mutually agreed upon by the Company and the purchasers (each, a “Purchaser” and collectively, the “Purchasers”) and nothing herein constitutes that the Placement Agent would have the power or authority to bind the Company or any Purchaser or an obligation for the Company to issue any Securities or complete the Placement. This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement, including but not limited to the Purchase Agreement (as defined below), shall be collectively referred to herein as the “Transaction Documents.” The date of the closing of the Placement shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that the obligations of the Placement Agent hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. Following the prior written consent of the Company, the Placement Agent may retain other brokers or dealers to act as sub-Agent or selected-dealers on its behalf in connection with the Placement. The sale of the Securities to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) between the Company and such Purchaser in a form mutually agreed upon by the Company and the Placement Agent. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, executive officers of the Company will be available upon reasonable notice and during normal business hours to answer inquiries from prospective Purchasers.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. Each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of the Purchase Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that:

1. The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (Registration No. 333-254782) for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Securities, which registration statement became effective on April 2, 2021. At the time of such filing, the Company met the requirements of Form F-3 under the Securities Act. Such registration statement meets the requirements set forth in Rule 415(a)(1)(x) under the Securities Act and complies with said Rule. The Company will file with the Commission pursuant to Rule 424(b) under the Securities Act, and the rules and regulations (the “Rules and Regulations”) of the Commission promulgated thereunder, a supplement to the form of prospectus included in such registration statement relating to the placement of the Securities and the plan of distribution thereof. Such registration statement, including the exhibits thereto, as amended at the date of this Agreement, is hereinafter called the “Registration Statement”; such prospectus in the form in which it appears in the Registration Statement is hereinafter called the “Base Prospectus”; and the supplemented form of prospectus, in the form in which it will be filed with the Commission pursuant to Rule 424(b) (including the Base Prospectus as so supplemented) is hereinafter called the “Prospectus Supplement.” Any reference in this Agreement to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the documents incorporated by reference therein (the “Incorporated Documents”) pursuant to Item 6 of Form F-3 which were filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or before the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be; and any reference in this Agreement to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “described,” “referenced,” “set forth” or “stated” in the Registration Statement, the Base Prospectus or the Prospectus Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Base Prospectus or the Prospectus Supplement, as the case may be. No stop order suspending the effectiveness of the Registration Statement or the use of the Base Prospectus or the Prospectus Supplement has been issued, and no proceeding for any such purpose is pending or has been initiated or, to the Company’s knowledge, is threatened by the Commission. For purposes of this Agreement, “Free Writing Prospectus” has the meaning set forth in Rule 405 under the Securities Act.

2. The Registration Statement (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Base Prospectus and the Prospectus Supplement, each as of its respective date, comply in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations. Each of the Base Prospectus, and the Prospectus Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, and none of such documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to Incorporated Documents incorporated by reference in the Base Prospectus or Prospectus Supplement), in the light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Base Prospectus, or Prospectus Supplement, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Base Prospectus, or Prospectus Supplement, or to be filed as exhibits or schedules to the Registration Statement, which (x) have not been described or filed as required or (y) will not be filed within the requisite time period.

3. The Company is eligible to use Free Writing Prospectuses in connection with the Placement pursuant to Rule 433 under the Securities Act. Any Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. The Company will not, without the prior consent of the Placement Agent, prepare, use or refer to, any Free Writing Prospectus in connection with the Placement.

4. The Company has filed all reports, schedules, forms, statements or other documents required to be filed by the Company under the Securities Act or Exchange Act, during the three years preceding the date hereof (the foregoing materials filed during such three-year period, including the exhibits thereto and documents incorporated by reference therein, the “SEC Reports”). For the twelve months preceding the date hereof, the Company has filed the SEC Reports on a timely basis (including any valid extension of such time of filing provided under Rule 12b-5 or under coronavirus-related relief by the Commission) and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective filing or amendment dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder; and as of their respective filing or amendment dates, the SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5. There are no affiliations with any Financial Industry Regulatory Authority, Inc. (“FINRA”) member firm among the Company’s officers, directors or, to the knowledge of the Company, any ten percent (10%) or greater shareholder of the Company, except as set forth in the Registration Statement and the SEC Reports.

B. Covenants of the Company.

1. The Company has delivered or made available, or will as promptly as practicable deliver or make available, to the Placement Agent complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Base Prospectus, and the Prospectus Supplement, as amended or supplemented, in such quantities and at such places as the Placement Agent reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the Securities pursuant to the Placement other than the Transaction Documents, the Base Prospectus, the Prospectus Supplement, the Registration Statement, copies of the documents incorporated by reference therein and any other materials permitted by the Securities Act.

2. The Company will advise the Placement Agent promptly after it receives notice thereof of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Base Prospectus or the final Prospectus has been filed and will furnish the Placement Agent with copies thereof, the parties acknowledging that such obligation is satisfied by filing such materials on the EDGAR system of the Commission. The Company will file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of any Prospectus and for so long as the delivery of a prospectus is required in connection with the Placement. The Company will advise the Placement Agent, promptly after it receives notice thereof (i) of any request by the Commission to amend the Registration Statement or to amend or supplement any Prospectus or for additional information, and (ii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any order directed at any Incorporated Document, if any, or any amendment or supplement thereto or any order preventing or suspending the use of the Base Prospectus or the final Prospectus or any prospectus supplement or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, of the suspension of the qualification of any of the Securities for offering or sale in any jurisdiction, of the institution or threatened institution of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or a Prospectus or for additional information. The Company shall commercially reasonable efforts to prevent the issuance of any such stop order or prevention or suspension of such use. If the Commission shall enter any such stop order or order or notice of prevention or suspension at any time, the Company will use commercially reasonable efforts to obtain the lifting of such order at the earliest possible moment, or will file a new registration statement and use commercially reasonable efforts to have such new registration statement declared effective as soon as practicable. Additionally, the Company agrees that it shall comply with the provisions of Rules 424(b), 430A, 430B and 430C, as applicable, under the Securities Act, including with respect to the timely filing of documents thereunder, and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) are received in a timely manner by the Commission.

3. The Company will cooperate with the Placement Agent and the Purchasers in endeavoring to qualify the Securities for sale under the securities laws of such jurisdictions (United States and foreign) as the Placement Agent and the Purchasers may reasonably request and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent, and provided further that the Company shall not be required to produce any new disclosure document. The Company will, from time to time, prepare and file such statements, reports and other documents as are or may be required to continue such qualifications in effect for so long a period as the Placement Agent may reasonably request for distribution of the Securities. The Company will advise the Placement Agent promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Securities for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

4. The Company will comply with the Securities Act and the Exchange Act, and the rules and regulations of the Commission thereunder, so as to permit the completion of the distribution of the Securities as contemplated in this Agreement, the Incorporated Documents and any Prospectus. If during the period in which a prospectus is required by law to be delivered in connection with the distribution of any Securities contemplated by the Incorporated Documents or any Prospectus (the “Prospectus Delivery Period”), any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agent or counsel for the Placement Agent, it becomes necessary to amend or supplement the Incorporated Documents or any Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, as the case may be, not misleading, or if it is necessary at any time to amend or supplement the Incorporated Documents or any Prospectus or to file under the Exchange Act any Incorporated Document to comply with any law, the Company will promptly prepare and file with the Commission, and furnish at its own expense to the Placement Agent and to dealers, an appropriate amendment to the Registration Statement or supplement to the Registration Statement, the Incorporated Documents or any Prospectus that is necessary in order to make the statements in the Incorporated Documents and any Prospectus as so amended or supplemented, in the light of the circumstances under which they were made, as the case may be, not misleading, or so that the Registration Statement, the Incorporated Documents or any Prospectus, as so amended or supplemented, will comply with law. Before amending the Registration Statement or supplementing the Incorporated Documents or any Prospectus in connection with the Placement, the Company will furnish the Placement Agent with a copy of such proposed amendment or supplement and will not file any such amendment or supplement to which the Placement Agent reasonably objects.

5. During the Prospectus Delivery Period, the Company will duly file, on a timely basis, with the Commission and the Trading Market all reports and documents required to be filed under the Exchange Act within the time periods and in the manner required by the Exchange Act.

6. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

7. The Company will not, without the prior written consent of the Placement Agent, from the date of execution of this Agreement and continuing to and including the date that is 120 days after the Closing Date, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or Ordinary Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ADSs or Ordinary Shares or such other securities, in cash or otherwise, except to the Purchasers pursuant to the Purchase Agreement. The Company agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the 180-day lock up period. Notwithstanding the foregoing, this 1(b)(7) shall not apply with respect to ADSs or Ordinary Shares, restricted shares, restricted share units or options to employees, officers or directors of the Company pursuant to any share or option incentive plan duly adopted by the Company for such purpose, for services rendered to the Company, provided that each such issuance, at the time such issuance is made, shall not result in greater than 5% dilution of the Company, on a fully diluted basis, during the 120-day lock up period.

Notwithstanding anything to the contrary in the foregoing, the Company shall be allow to conduct “Exempt Issuance” during the 120-day lock up period, which means the issuance of (a) ADSs, Ordinary Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, provided, however, such issuance shall not exceed ten percent (10%) of the ADSs or Ordinary Shares issued and outstanding as of the date hereof, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder, and/or other securities exercisable or exchangeable for or convertible into ADSs or Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the 120-day lock up period, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

8. On or prior to the Closing Date, the Company shall have furnished to the Placement Agent a letter substantially in the form of Exhibit A hereto (the “Lock-Up Agreement’) from each executive officer and director listed on Schedule I hereto addressed to the Placement Agent. The Company will use its reasonable best efforts to enforce the terms of each Lock-Up Agreement and will issue stop-transfer instructions to the transfer agent for the shares of Common Stock with respect to any transaction or contemplated transaction that would constitute a breach of or default under the applicable Lock-Up Agreement.

9. If any of the conditions specified in this Section 1(B) shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Placement Agent and its counsel, this Agreement and all obligations of the Placement Agent hereunder may be canceled at, or at any time prior to, the Closing Date by the Placement Agent. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

SECTION 2. REPRESENTATIONS OF THE PLACEMENT AGENT. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the States applicable to the offers and sales of the Securities by such Placement Agent, (iv) is and will be a corporate entity validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status as such. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3. COMPENSATION. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent the following compensation with respect to the Securities which they are placing:

A. A cash fee (the “Cash Fee”) equal to an aggregate of (i) five percent (5%) in the event Kingswood raises less than $50,000,000 in total gross proceeds for the Offering shall be paid to Kingswood, and (ii) a placement agent fee of four percent (4%) in the event Kingswood raises $50,000,000 or more in total gross proceeds in the Offering, whether through one or more transactions during the Term (as defined below). The Cash Fee shall be paid at the Closing of the Placement.

B. The Company will be responsible for and will pay all expenses relating to the Placement, including, without limitation, (a) all filing fees and expenses relating to the registration of the securities with the Commission; (b) all fees and expenses relating to the listing of the Company’s stock on a national exchange, if applicable; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of jurisdictions as Placement Agent may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the Placement Agent’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the Placement Agent’s may reasonably designate; (e) the costs of all mailing and printing of the Placement documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Placement Agent; and (g) the fees and expenses of the Company’s accountants; and (h) a maximum of $25,000 for fees and expenses including “road show”, diligence, and reasonable legal fees and disbursements for Kingswood’s counsel. The Placement Agent may deduct from the net proceeds of the Placement payable to the Company on the Closing Date the expenses set forth herein to be paid by the Company to the Placement Agent. The Placement Agent may deduct from the net proceeds of the Offering payable to the Company on the Closing Date, or the Option Closing Date, if any, the expenses set forth herein to be paid by the Company to the Placement Agent. The parties acknowledge that the Company has already provided an expense advance (the “Advance”) to the Placement Agent in the amount of $25,000. The Advance shall be applied towards out-of-pocket accountable expense set forth herein and any portion of the Advance shall be returned back to the Company to the extent not actually incurred.

C. The Placement Agent reserves the right to reduce any item of its compensation or adjust the terms thereof as specified herein in the event at a determination shall be made by FINRA to the effect that such Placement Agent’s aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 4. INDEMNIFICATION.

A. The Company agrees to indemnify and hold harmless the Placement Agent, its affiliates and each person controlling the Placement Agent (within the meaning of Section 15 of the Securities Act), and the directors, officers, agents and employees of the Placement Agent, their respective affiliates and each such controlling person (the Placement Agent, and each such entity or person. an “Agent Indemnified Person”) from and against any losses, claims, damages, judgments, assessments, costs and other liabilities (collectively, the “Liabilities”), and shall reimburse each Agent Indemnified Person for all fees and expenses (including the reasonable fees and expenses of one counsel for all Agent Indemnified Persons, except as otherwise expressly provided herein) (collectively, the “Expenses”) as they are incurred by an Agent Indemnified Person in investigating, preparing, pursuing or defending any actions, whether or not any Agent Indemnified Person is a party thereto, (i) caused by, or arising out of or in connection with, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Supplemental Prospectus or any Incorporated Document, or by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (other than untrue statements or alleged untrue statements in, or omissions or alleged omissions from, information relating to an Agent Indemnified Person furnished in writing by or on behalf of such Agent Indemnified Person expressly for use in the Registration Statement, any Incorporated Document, or any Prospectus) or (ii) otherwise arising out of or in connection with advice or services rendered or to be rendered by any Agent Indemnified Person pursuant to this Agreement, the transactions contemplated thereby or any Agent Indemnified Person’s actions or inactions in connection with any such advice, services or transactions; provided, however, that, in the case of clause (ii) only, the Company shall not be responsible for any Liabilities or Expenses of any Agent Indemnified Person that are finally judicially determined to have resulted solely from such Agent Indemnified Person’s (x) gross negligence, fraud or willful misconduct in connection with any of the advice, actions, inactions or services referred to above or (y) use of any offering materials or information concerning the Company in connection with the offer or sale of the Securities in the Placement which were not authorized for such use by the Company and which use constitutes gross negligence, fraud or willful misconduct. The Company also agrees to reimburse each Agent Indemnified Person for all Expenses as they are incurred in connection with enforcing such Agent Indemnified Person’s rights under this Agreement.

B. The Placement Agent agrees to indemnify and hold harmless the Company, its affiliates and each person controlling the Company (within the meaning of Section 15 of the Securities Act), and the directors, officers, agents and employees of the Company, its affiliates and each such controlling person (the Company, and each such entity or person. an “Company Indemnified Person”) from and against any Liabilities, and shall reimburse each Company Indemnified Person for all Expenses as they are incurred by a Company Indemnified Person in investigating, preparing, pursuing or defending any actions, whether or not any Company Indemnified Person is a party thereto, (i) caused by, or arising out of or in connection with, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Supplemental Prospectus or any Incorporated Document or by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning the Placement Agent furnished in writing to the Company by or on behalf of the Placement Agent specifically for inclusion therein, or (ii) otherwise arising out of or in connection with advice or services rendered or to be rendered by the Placement Agent pursuant to this Agreement, the transactions contemplated thereby or any Company Indemnified Person’s actions or inactions in connection with any such advice, services or transactions; provided, however, that, in the case of clause (ii) only, the Placement Agent shall not be responsible for any Liabilities or Expenses of any Company Indemnified Person that are finally judicially determined to have resulted solely from such Company Indemnified Person’s (x) gross negligence, fraud or willful misconduct in connection with any of the advice, actions, inactions or services referred to above or (y) use of any offering materials or information concerning the Company in connection with the offer or sale of the Securities in the Placement which were not authorized for such use by the Company and which use constitutes gross negligence, fraud or willful misconduct. The Placement Agent also agrees to reimburse each Company Indemnified Person for all Expenses as they are incurred in connection with enforcing such Company Indemnified Person’s rights under this Agreement.

C. The “Indemnifying Person” shall refer to the Company or the Placement Agent, as the case may be, hereinafter in this Section 7, and the “Indemnified Person” shall refer to the Agent Indemnified Person or the Company Indemnified Person, as the case may be, hereinafter in this Section 7.

D. Upon receipt by an Indemnified Person of actual notice of an action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall promptly notify the Indemnifying Person in writing; provided that failure by any Indemnified Person so to notify the Indemnifying Person shall not relieve the Indemnifying Person from any liability which the Indemnifying Person may have on account of this indemnity or otherwise to such Indemnified Person, except to the extent the Indemnifying Person shall have been prejudiced by such failure. The Indemnifying Person shall, if requested by the Indemnified Person, assume the defense of any such Action including the employment of counsel reasonably satisfactory to the Indemnified Person, which counsel may also be counsel to the Indemnifying Person. Any Indemnified Person shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Indemnifying Person has failed promptly to assume the defense and employ counsel or (ii) the named parties to any such Action (including any impeded parties) include such Indemnified Person and the Indemnifying Person, and such Indemnified Person shall have been advised in the reasonable opinion of counsel that there is an actual conflict of interest that prevents the counsel selected by the Indemnifying Person from representing both the Indemnifying Person (or another client of such counsel) and any Indemnified Person; provided that the Indemnifying Person shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel for all Indemnified Persons in connection with any Action or related Actions, in addition to any local counsel. The Indemnifying Person shall not be liable for any settlement of any Action effected without its written consent (which shall not be unreasonably withheld). In addition, the Indemnifying Person shall not, without the prior written consent of the Indemnified Person (which shall not be unreasonably withheld), settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action for which indemnification or contribution may be sought hereunder. The indemnification required hereby shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

E. In the event that the foregoing indemnity is unavailable to an Indemnified Person other than in accordance with this Agreement, the Indemnifying Person shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect (i) the relative benefits to the Indemnifying Person, on the one hand, and to the Indemnified Person and any other Indemnified Person, on the other hand, of the matters contemplated by this Agreement or (ii) if the allocation provided by the immediately preceding clause is not permitted by applicable law, not only such relative benefits but also the relative fault of the Indemnifying Person, on the one hand, and the Indemnified Person and any other Indemnified Person, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Indemnifying Person contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by the Indemnified Person pursuant to this Agreement. For purposes of this paragraph, the relative benefits to the Company, on the one hand, and to the Placement Agents on the other hand, of the matters contemplated by this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid to or received or contemplated to be received by the Company in the transaction or transactions that are within the scope of this Agreement, whether or not any such transaction is consummated, bears to (b) the fees paid to the Representative under this Agreement. Notwithstanding the above, no person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act, as amended, shall be entitled to contribution from a party who was not guilty of fraudulent misrepresentation.

F. The Indemnifying Person also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnifying Person for or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated thereby or any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions except for Liabilities (and related Expenses) of the Indemnifying Person that have resulted from such Indemnified Person’s gross negligence, fraud or willful misconduct in connection with any such advice, actions, inactions or services.

G. The reimbursement, indemnity and contribution obligations of the Indemnifying Person set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.

SECTION 5. ENGAGEMENT TERM. The Placement Agent engagement hereunder shall be until the earlier of (i) six (6) months and (ii) the final closing date of the Placement (such date, the “Termination Date” and the period of time during which this Agreement remains in effect is referred to herein as the “Term”); provided, however, that the Term may be extended upon written agreement of all parties. The Company may elect to terminate this Agreement for any reason prior to the Termination Date but will remain responsible for expenses pursuant to Section 3 hereof and fees to the Placement Agent with respect to Securities sold in the Placement. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees actually earned pursuant to Section 3 hereof, expense reimbursement pursuant to Section 3 hereof and the provisions concerning Tail Financings, Right of First Refusal, confidentiality, indemnification and contribution contained herein and the Company’s obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Placement, all fees and expense reimbursement due to the Placement Agent shall be paid by the Company to the Placement Agent on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agree not to use any confidential information concerning the Company provided to such Placement Agent by the Company for any purposes other than those contemplated under this Agreement and, except as otherwise required by law, the Placement Agent will not disclose such confidential information without such Placement Agent’s prior written consent.

SECTION 6. PLACEMENT AGENT’ INFORMATION. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without such Placement Agent’s prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP. This Agreement does not create and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that the Placement Agent is nor shall the Placement Agent be construed as a fiduciary of the Company and the Placement Agent shall have any duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 8. CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of their obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent by the Company:

A. No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission, and any request for additional information on the part of the Commission (to be included in the Registration Statement, the Base Prospectus, the Prospectus Supplement or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agent. Any filings required to be made by the Company in connection with the Placement shall have been timely filed with the Commission.

B. The Placement Agent shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement, the Base Prospectus, the Prospectus Supplement or any amendment or supplement thereto contains an untrue statement of a fact which, in the reasonable opinion of counsel for the Placement Agent, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading.

C. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, the Registration Statement, the Base Prospectus and the Prospectus Supplement and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

D. The Placement Agent shall have completed its due diligence investigation of the Company to the satisfaction of the Placement Agent and its counsel.

E. The Placement Agent shall have received written opinions from the Company’s Cayman Islands counsel and U.S counsel, including a negative assurance letter from the Company’s U.S. securities counsel, addressed to the Placement Agent and the Purchasers and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent and the Purchasers. In addition, the Company has agreed to deliver a written opinion from the Company’s PRC counsel within ten (10) business days from the closing, in form and substance reasonably satisfactory to the Placement Agent and the Purchasers.

F. On the date of this Agreement and on the Closing Date, the Placement Agent shall have received a “comfort” letter from the Company’s independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP.

G. On the Closing Date, Placement Agent shall have received a certificate of the chief executive officer of the Company, dated, as applicable, as of the date of such Closing, to the effect that, as of the date of this Agreement and as of the applicable date, the representations and warranties of the Company contained herein and in the Purchase Agreement were and are accurate in all material respects, except for such changes as are contemplated by this Agreement and except as to representations and warranties that were expressly limited to a state of facts existing at a time prior to the applicable Closing Date, and that, as of the applicable date, the obligations to be performed by the Company hereunder on or prior thereto have been fully performed in all material respects.

H. On the Closing Date, Placement Agent shall have received from the Company a certificate of the chief financial officer of the Company, dated, as applicable, as of the date of such Closing, certifying to the organizational documents of the Company, good standing in the jurisdiction of formation of the Company and board resolutions authorizing the Placement of the Securities.

I. The Company (i) shall not have sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Base Prospectus and the Prospectus Supplement, any loss or interference with its business as a result of any fire, explosion, flood, terrorist act, epidemic or pandemic (including as a result of the coronavirus disease known as COVID-19), any change in general economic, political or financial conditions in the United States or elsewhere, act of war or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Registration Statement, the Base Prospectus and the Prospectus Supplement, and (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, shareholders’ equity, or results of operations of the Company, otherwise than as set forth in or contemplated by the Registration Statement, the Base Prospectus and the Prospectus Supplement, the effect of which, in any such case described in clause (i) or (ii), is, in the reasonable judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Base Prospectus, the Prospectus Supplement and the Purchase Agreement.

J. The Securities are registered under the Exchange Act and, the Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Securities under the Exchange Act or delisting or suspending from trading the Securities from the Trading Market or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Market or other U.S. applicable national exchange is contemplating terminating such registration or listing.

K. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

L. The Company shall have entered into a Purchase Agreement with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed between the Company and the Purchasers.

M. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement.

N. The Company has and shall take all such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the ADSs and Warrants for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, as the Placement Agent may designate and to maintain such qualifications in effect so long as required to complete the distribution of the ADSs and Warrants; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

O. The Company shall apply the net proceeds from the Placement received by it in a manner consistent with the application thereof described under the caption or heading “Use of Proceeds” in the Registration Statement, the Base Prospectus, the Prospectus Supplement and the Purchase Agreement.

P. Prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents as the Placement Agent may reasonably request.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, written statements or letters furnished to the Placement Agent or to Placement Agent’s counsel pursuant to this Section 8 shall not be reasonably satisfactory in form and substance to the Placement Agent and to Placement Agent’s counsel, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the consummation of the Closing. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 9. COVENANTS AND OBLIGATIONS.

B. Tail Financing. In the event that Kingswood does not consummate the Placement as contemplated by this Agreement, Kingswood shall be entitled to a cash fee equal to (i) five percent (5%), in the event the Company raises less than $50,000,000, or (ii) four percent (4%) in the event the Company raises $50,000,000 or more, of the gross proceeds received by the Company from the sale of the securities of the Company to any investor actually introduced by Kingswood to the Company during the Term (the “Tail Financing”), and such Tail Financing is consummated at any time during the six (6) month period following the timing that such investors were introduced, provided that such financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. The Placement Agent will provide the company a list of all parties introduced to the company upon termination of the Placement.

C. Right of First Refusal. The Company agrees that upon a closing of the Placement, Kingswood shall have an irrevocable right of first refusal for a period of four (4) months from the first closing of the Placement to act as sole investment banker, sole book-runner, and/or sole placement agent, at Kingswood’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such four (4) month period of the Company, or any successor to or any subsidiary of the Company. The Company and any such subsidiary or successor will consult Kingswood with regard to any such proposed Subject Transaction and will offer Kingwood the opportunity to purchase, sell, or facilitate the purchase or sale of any such securities on terms and conditions customary to Kingswood for such Subject Transaction. If Kingswood fails to accept such offer within five (5) business days after the receipt of a notice (in accordance with Section 12) containing the material terms of the proposed Subject Transaction addressed to Kingswood, then, Kingswood shall have no further claim or right with respect to the proposal of such Subject Transaction contained in such notice. If, however, the terms of such proposal are subsequently modified in any material respect, the preferential right referred to herein shall apply to such modified proposal as if the original proposal had not been made. Kingswood’s failure to exercise its preferential right with respect to any particular proposal for any Subject Transaction shall not affect its preferential rights relative to any future Subject Transaction. Kingswood shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any Subject Transaction and the economic terms of such participation. For the avoidance of any doubt, the Company shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of Kingswood.

SECTION 10. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York without regard to any conflict of laws provisions therein. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, each of the Placement Agent and the Company hereby accepts, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 10. ENTIRE AGREEMENT/MISC. This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery of the Securities. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 11. CONFIDENTIALITY. The Placement Agent (i) will keep the Confidential Information (as such term is defined below) confidential and will not, except as required by applicable law or stock exchange requirement, regulation or legal process (“Legal Requirement”), without the Company’s prior written consent, disclose to any person any Confidential Information, and (ii) will not use any Confidential Information other than in connection with the Placement. The Placement Agent further agrees to disclose the Confidential Information only to its Representatives (as such term is defined below) who need to know the Confidential Information for the purpose of the Placement, and who are informed by such Placement Agent of the confidential nature of the Confidential Information. The term “Confidential Information” shall mean, all confidential, proprietary and non-public information (whether written, oral or electronic communications) furnished by the Company to a Placement Agent or its Representatives in connection with such Placement Agent’s evaluation of the Placement. The term “Confidential Information” will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by a Placement Agent or its Representatives in violation of this Agreement, (ii) is or becomes available to a Placement Agent or any of its Representatives on a non-confidential basis from a third-party, (iii) is known to a Placement Agent or any of its Representatives prior to disclosure by the Company or any of its Representatives, or (iv) is or has been independently developed by a Placement Agent and/or the Representatives without use of any Confidential Information furnished to it by the Company. The term “Representatives” shall mean with respect to the Placement Agent, such Placement Agent’s directors, board committees, officers, employees, financial advisors, attorneys and accountants. This provision shall be in full force until the earlier of (a) the date that the Confidential Information ceases to be confidential and (b) three years from the date hereof. Notwithstanding any of the foregoing, in the event that the Placement Agent or any of its Representatives are required by Legal Requirement to disclose any of the Confidential Information, such Placement Agent and its Representatives will furnish only that portion of the Confidential Information which such Placement Agent or its Representative, as applicable, is required to disclose by Legal Requirement as advised by counsel, and will use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information so disclosed.

SECTION 12. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agent shall, from and after any Closing, have the right to reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’ marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Very truly yours,

KINGSWOOD CAPITAL MARKETS, division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal

Accepted and Agreed to as of the date first written above:

Lizhi Inc.

By:	/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai
Title: Chief Executive Officer

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